March 17, 2017

VIA EDGAR

Lyn Shenk, Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Re:	The One Group Hospitality, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 30, 2016
Form 10-Q for Fiscal Quarter Ended September 30, 2016
Filed November 14, 2016
File No. 001-37379

Dear Ms. Shenk:

The One Group Hospitality, Inc. (the “Company”, “we”, “us” or “our”) hereby submits its responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 7, 2017 regarding the Commission’s review of the above-captioned filings of the Company.

The numbered paragraph in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the applicable public filing of the Company.

Form 10-K for the year ended December 31, 2015

Item 8. Financial Statements and Supplementary Data

Note 10. Income Taxes, page F-21

1.	We note from your response to our prior comment 2 that assumptions used in your future taxable income projections as of June 30, 2015 included a projected increase in revenues by new restaurants which opened or were expected to late 2015 and 2016. However, you state in your response to prior comment 3 that your largest restaurant located in Orlando was initially expected to open in spring/summer of 2015 but due to significant delays in construction did not open until late May 2016. Please tell us what consideration was given to this delay at the time your June 30, 2015 projections were made given the timing of the opening was scheduled and delayed around the time your entire deferred tax asset was reversed in fiscal 2015.

Response: In response to the Staff’s comment regarding the consideration given to the delay in the opening of the Orlando location at the time the June 30, 2015 projections were made, the Company had reviewed the stage of the project and believed at the time of the projection that the location would open within a few months. Although delays were anticipated at the time the projections were made, the opening date was expected in late 2015. The contractor responsible for the project had provided an estimated opening date for the venue for the fourth quarter of 2015 which we relied upon for purposes of the projection. The contractor was subsequently confronted with various additional issues, including engineering issues, which caused the additional delays. We have since issued a lawsuit against the contractor for damages caused by the delays, including loss of income.

411 West 14th StreeT, New York, NY 10014 | 646.624.2400 | togrp.com

The delay in the opening of the project was a timing issue which pushed projected income from this unit back by approximately 9 months. In summary, the Orlando delayed opening was considered, however the delay we anticipated as of the time we reversed the valuation allowance was not severe enough to cause us to decide otherwise.

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The Company respectfully believes it has appropriately responded to the Staff's comments contained in the Staff's letter dated March 7, 2017. Please do not hesitate to call me at 646-624-2400 with any questions or if we may provide the Staff with any additional information. We are pleased to visit with the Staff to clarify any questions. Thank you for your assistance.

Sincerely Yours,

/s/ Sam Goldfinger

Sam Goldfinger

Chief Financial Officer

411 West 14th StreeT, New York, NY 10014 | 646.624.2400 | togrp.com